Exhibit 10.14

January 19, 2021

Selwyn Ho

Via electronic delivery

Re:	Employment Terms

Dear Selwyn:

Connect Biopharm LLC (the “Company”), a wholly-owned subsidiary of Connect Biopharma Holdings Limited (“Parent”), is pleased to offer you the position of Senior Vice President of Corporate Development and Chief Business Officer, on the following terms. The Company will work with you to file an application for an O-1 visa promptly after you sign this letter and assist you in obtaining the visa at the Company’s expense to allow you to relocate to and work in the Unites States. Prior to obtaining your O-1 visa, you will be employed full time under a UK employment contract (through Globalization Partners Limited) with substantially the same financial terms (to the extent permitted by UK labor laws) for up to twelve (12) months from the date you sign this offer letter. Your role and duties commence on the effective day of the UK employment contract and will continue as you transition to your US based position.

In this position you will be responsible for the strategy, direction, and execution of the company’s corporate development plans for the Company, Parent and their subsidiaries and affiliates (collectively, the “Company Group”), including Business Development and Alliance Management Activities. Your responsibility will also include providing leadership in early commercialization, including strategic marketing and market access analysis of the Company’s pipeline products. At this position you will report to the CEO. Following your relocation to the US, you will be based out of our San Diego, California office. Of course, the Company may change your position, duties, and work location from time to time in its discretion.

Your base salary will be $350,000 on an annualized basis, less payroll deductions and withholdings, paid on the Company’s normal payroll schedule at the rate of $29,166.67 monthly while you are a UK-based employee and $14,583.00 semi-monthly while you are a US-based employee.

After receipt of an O-1 visa allowing you to relocate to and work in the US, you will be required to relocate to San Diego prior to the first anniversary of your accepting this offer. For relocation of you and your family, you will receive a moving and relocation lump-sum payment of $100,000 gross, less payroll deductions and withholdings, on the Company’s normal payroll schedule after your relocation, and the Company will also reimburse you for up to six (6) months of temporary housing in San Diego. If you are unable to relocate to San Diego by the first anniversary of the date you sign this letter, the Company may cause Globalization Partners Limited to terminate your UK employment contract on or at any time after the above date, without the liability to pay you any severance according to the Addendum to Employment Offer Letter for Severance Benefits attached hereto or otherwise, except as may be expressly required according to UK law. After travel restrictions are lifted post pandemic and before your relocation to San Diego, you may be required to be onsite in San Diego up to at least one week per month if requested by the Company. The Company will reimburse your travel expense during this transition period according to standard company policies and practices.

You will be eligible to receive a target discretionary annual bonus of up to 40% of your base salary, based on the Company Group’s performance and your individual performance. Whether bonuses are awarded for any given year, the allocation of the bonuses and individual performance, and the amounts of such bonuses, if awarded, will be in the sole discretion of the Company as determined by its Board of Directors (the “Company Board”). If the Company Board approves payment of bonuses for any given year, the bonus amounts generally will be determined and paid within the first calendar quarter of the year based on the prior year’s performance. To incentivize you to remain employed with the Company, you must be employed on the date any bonus is paid in order to earn the bonus. If your employment terminates for any reason prior to the payment of the bonus, then you will not have earned the bonus and will not receive any portion of it, except as set forth in the Addendum to Employment Offer Letter for Severance Benefits attached hereto.

During your US based employment, you will be eligible to participate in the standard benefits plans offered to similarly situated employees by the Company from time to time, subject to plan terms and generally applicable Company Group policies. For US based exempt employees do not accrue vacation, and there is no set guideline as to how much vacation each employee will be permitted to take. Supervisors will approve paid vacation requests based on the employee’s progress on work goals or milestones, status of projects, fairness to the working team, and productivity and efficiency of the employee. Since vacation is not allotted or accrued, “unused” vacation time will not be carried over from one year to the next nor paid out upon termination. A full description of these benefits is available for your review. The Company may change compensation and benefits from time to time in its discretion.

You agree that since the Company has signed a Consulting Agreement with you and has already granted you an option to purchase 750,000 shares of Parent’s common stock (the “Option”), with a start vesting date of December 16, 2020, you will not receive a further option grant upon becoming an employee of the Company. You further agree that your Consulting Agreement will be terminated as of your first day of employment with the Company (either directly or through Globalization Partners Limited); however, because you will remain in continuous service to the Company (either directly or through Globalization Partners Limited), the Option will continue to vest according to its terms during your employment.

As an employee, you will be expected to abide by Company Group rules and policies. As a condition of employment, you must sign and comply with the attached Employee Confidential Information and Inventions Assignment Agreement which prohibits unauthorized use or disclosure of the Company Group’s proprietary information, among other obligations.

In your work for the Company Group, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company Group. You agree that you will not bring onto Company Group premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company Group.

Normal business hours are from 9:00 a.m. to 5:00 p.m., Monday through Friday. As an exempt salaried employee, you will be expected to work additional hours as required by the nature of your work assignments.

Once you relocate to the US, your employment with the Company will be “at-will.” This means you will be able to terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company will be able to terminate your employment at any time, with or without cause or advance notice. Your employment at-will status can only be modified in a written agreement signed by you and by an officer of the Company.

Under certain circumstances, you may be entitled to receive severance benefits upon termination of your employment, as described herein and as further described in the Addendum to Employment Offer Letter for Severance Benefits attached hereto. Please note that if you are entitled to any notice, severance, redundancy pay or payment in lieu of notice under English employment law (or any other applicable labor laws) (each a “Mandatory Termination Payment”) at the time your employment terminates, the severance payments due to you pursuant to the Addendum to Employment Offer Letter for Severance Benefits attached here to will be reduced by an amount equal to any such Mandatory Termination Payments that you receive.

This offer is contingent upon a reference check and your continued employment following twelve (12) months is contingent on receipt of your O-1 visa and satisfactory proof of your right to work in the US. You agree to assist as needed and to complete any documentation at the Company’s request to meet these conditions.

To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this Agreement, your employment with the Company, or the termination of your employment, shall be resolved pursuant to the Federal Arbitration Act, 9 U.S.C. § 1-16, to the fullest extent permitted by law, by final, binding and confidential arbitration conducted by JAMS or its successor, under JAMS’ then applicable rules and procedures for employment disputes (available upon request and also currently available at http://www.jamsadr.com/rules-employment-arbitration/). You acknowledge that by agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. In addition, all claims, disputes, or causes of action under this section, whether by you or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity. The arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding. To the extent that the preceding sentences regarding class claims or proceedings are found to violate applicable law or are otherwise found unenforceable, any claim(s) alleged or brought on behalf of a class shall proceed in a court of law rather than by arbitration. This paragraph shall not apply to any action or claim that cannot be subject to mandatory arbitration as a matter of law, including, without limitation, claims brought pursuant to the California Private Attorneys General Act of 2004, as amended, the California Fair Employment and Housing Act, as amended, and the California Labor Code, as amended, to the extent such claims are not permitted by applicable law(s) to be submitted to mandatory arbitration and the applicable law(s) are not preempted by the Federal Arbitration Act or otherwise invalid (collectively, the “Excluded Claims”). In the event you intend to bring multiple claims, including one of the Excluded Claims listed above, the Excluded Claims may be filed with a court, while any other claims will remain subject to mandatory arbitration. You will have the right to be represented by legal counsel at any arbitration proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The arbitrator shall be authorized to award all relief that you or the Company would be entitled to seek in a court of law. The Company shall pay all JAMS arbitration fees in excess of the administrative fees that you would be required to pay if the dispute were decided in a court of law. Nothing in this letter agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration.

This letter, together with your Employee Confidential Information and Inventions Assignment Agreement, forms the complete and exclusive statement of your employment agreement with the Company. It supersedes any other agreements or promises made to you by anyone, whether oral or written. Changes in your employment terms, other than those changes expressly reserved to the Company’s discretion in this letter, require a written modification signed by an officer of the Company. If any provision of this offer letter agreement is determined to be invalid or unenforceable, in whole or in part, this determination shall not affect any other provision of this offer letter agreement and the provision in question shall be modified so as to be rendered enforceable in a manner consistent with the intent of the parties insofar as possible under applicable law. This letter may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Please sign and date this letter, and the enclosed Employee Confidential Information and Inventions Assignment Agreement and Addendum to Employment Offer Letter for Severance Benefits, and return them to me by Wednesday, January 20th 2021, if you wish to accept employment at the Company under the terms described above. If you accept our offer, we would like, but do not mandate, that you transfer to this US Employment Offer from your UK Employment Contract, within 30 days after your visa is granted, allowing you to relocate to and work in the United States, as described above, subject to existing Connect work that would take priority over relocation, travel restrictions related to the ongoing Covid-19 pandemic and a reasonable period to find suitable relocation services that can assist in the transition to the USA, including find suitable temporary accommodation.

We look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

/s/ Zheng Wei, CEO
Zheng Wei, CEO

Understood and Accepted:

/s/ Selwyn Ho	1/19/2021
Selwyn Ho	Date

Selwyn Ho

Attachments:	Employee Confidential Information and Inventions Assignment Agreement
Addendum to Employment Offer Letter for Severance Benefits

Addendum To Employment Offer Letter

For Severance Benefits

The provisions of this Addendum to Employment Offer Letter for Severance Benefits (the “Addendum”) are incorporated into, and are made a part of, the employment offer letter (the “Offer Letter”) by and between you, Selwyn Ho, and Connect Biopharm LLC (“Company”) to which this Addendum is attached. Capitalized terms used in this Addendum are either defined herein or in Appendix A.

1. Severance Benefits. Except as otherwise set forth in the Offer Letter, if your employment including your employment under the UK Contract, is terminated by the Company without Cause, or as a result of a Change in Control of the parent company (Parent) or is terminated by you as a result of a Constructive Termination and you sign a release of claims (substantially in the form attached hereto as Appendix B or such other form as the Company requires taking into account the applicable laws of the jurisdiction in which you work at the time of termination), then you shall be entitled to the severance benefits set out below. Please note that if you are entitled to any notice, severance, redundancy pay or payment in lieu of notice under English employment law (or any other applicable labor laws) (each a “Mandatory Termination Payment”) at the time your employment terminates, the severance payments due to you pursuant to this Addendum will be reduced by an amount equal to any such Mandatory Termination Payments that you receive.

(a) Payment of a lump sum amount equivalent to (i) nine (9) months of your Base Salary plus (ii) your target bonus for the applicable year prorated for the number of months served in that year up to the time of termination, as determined by the Board, in each case less applicable withholding. Such amount shall be payable in a lump sum no later than five (5) days following expiration of any revocation period required in connection with the release of claims; provided, however, if this payment is subject to Section 409A and you are a “specified employee” (as defined in Section 409A), this payment shall be made within five (5) days after the six (6) month anniversary of the Termination Date (or such sooner date that is permitted under Section 409A); and

(b) Payment for your premiums for health (i.e., medical, vision and dental) continuation coverage under COBRA; provided, however, that (i) you are eligible for COBRA on the Termination Date and (ii) you elect continuation coverage pursuant to COBRA, within the required time period. Company shall continue to provide you with health coverage pursuant to this paragraph until the earliest of (A) the date you are no longer eligible to receive continuation coverage pursuant to COBRA, (B) nine (9) months from the Termination Date, or (C) the date on which you obtain comparable health coverage. You agree to notify Company promptly after you obtain alternative health coverage.

2. Equity. If your employment, including your employment under the UK Contract, is terminated by the Company without Cause as a result of a Corporate Transaction or Change in Control of the parent company (Parent) during the Relevant Period, and you sign a release of claims (substantially in the form attached hereto as Appendix B), then each of your outstanding stock awards (including any stock options, restricted stock or other awards granted to you by the Parent) shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at Fair Market Value, as defined in and pursuant to the Stock Incentive Plan) for all of the shares you receive as a result of exercise.

3. Successors.

(a) Company’s Successors. Any successor to Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of Company’s business and/or assets shall assume Company’s obligations under this Addendum and perform Company’s obligations under this Addendum in the same manner and to the same extent as Company would be required to perform such obligations in the absence of a succession. For all purposes under this Addendum, the term “Company” shall include any successor to Company’s business and/or assets which acknowledges it will be bound by the terms of this Addendum or which becomes bound by the terms of this Addendum by operation of law.

(b) Your Successors. Without the written consent of Company, you shall not assign or transfer this Addendum or any right or obligation under this Addendum to any other person or entity. Notwithstanding the foregoing, the terms of this Addendum and all your rights hereunder shall inure to the benefit of, and be enforceable by, your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

4. Code Section 409A. The parties agree to amend this Addendum to the extent necessary to avoid imposition of any additional tax or income recognition prior to actual payment to you under Code Section 409A and any temporary or final Treasury Regulations and Internal Revenue Service guidance thereunder.

5. Golden Parachute Taxes.

(a) Best After-Tax Result. In the event that any payment or benefit received or to be received by you pursuant to this Agreement or otherwise (“Payments”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code and (ii) but for this subsection (a), be subject to the excise tax imposed by Section 4999 of the Code, any successor provisions, or any comparable federal, state, local or foreign excise tax (“Excise Tax”), then, subject to the provisions of Section 5(b) hereof, such Payments shall be either (A) provided in full pursuant to the terms of this Agreement or any other applicable agreement, or (B) provided as to such lesser extent which would result in no portion of such Payments being subject to the Excise Tax (“Reduced Amount”), whichever of the foregoing amounts, taking into account the applicable federal, state, local and foreign income, employment and other taxes and the Excise Tax (including, without limitation, any interest or penalties on such taxes), results in the receipt by you, on an after-tax basis, of the greatest amount of payments and benefits provided for hereunder or otherwise, notwithstanding that all or some portion of such Payments may be subject to the Excise Tax. Unless the Company and you otherwise agree in writing, any determination required under this Section shall be made by independent tax counsel designated by the Company and reasonably acceptable to you (“Independent Tax Counsel”), whose determination shall be conclusive and binding upon you and the Company for all purposes. For purposes of making the calculations required under this Section 5(a), Independent Tax Counsel may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code; provided that Independent Tax Counsel shall assume that you pay all taxes at the highest marginal rate. The Company and you shall furnish to Independent Tax Counsel such information and documents as Independent Tax Counsel may reasonably request in order to make a determination under this Section. The Company shall bear all costs that Independent Tax Counsel may reasonably incur in connection with any calculations contemplated by this Section. In the event that Section 5(a)(ii)(B) above applies, then based on the information provided to you and the Company by Independent Tax Counsel, you may, in your sole discretion and within thirty (30) days of the date on which you are provided with the information prepared by Independent Tax Counsel, determine which and how much of the Payments (including the accelerated vesting of equity compensation awards) to be otherwise received by you shall be eliminated or reduced (as long as after such determination the value (as calculated by Independent Tax Counsel in accordance with the provisions of Sections 280G and 4999 of the Code) of the amounts payable or distributable to you equals the Reduced Amount). If the Internal Revenue Service (the “IRS”) and/or Her Majesty’s Revenue & Customs (“HMRC”) determines that any Payment is subject to the Excise Tax, then Section 5(b) hereof shall apply, and the enforcement of Section 5(b) shall be the exclusive remedy to the Company.

(b) Adjustments. If, notwithstanding any reduction described in Section (a) hereof (or in the absence of any such reduction), the IRS and/or HMRC determines that you are liable for the Excise Tax as a result of the receipt of one or more Payments, then you shall be obligated to surrender or pay back to the Company, within one hundred twenty (120) days after a final IRS and/or HMRC determination, an amount of such payments or benefits equal to the “Repayment Amount.” The Repayment Amount with respect to such Payments shall be the smallest such amount, if any, as shall be required to be surrendered or paid to the Company so that your net proceeds with respect to such Payments (after taking into account the payment of the Excise Tax imposed on such Payments) shall be maximized. Notwithstanding the foregoing, the Repayment Amount with respect to such Payments shall be zero if a Repayment Amount of more than zero would not eliminate the Excise Tax imposed on such Payments or if a Repayment Amount of more than zero would not maximize the net amount received by you from the Payments. If the Excise Tax is not eliminated pursuant to this Section 5(b), you shall pay the Excise Tax.

6. Miscellaneous Provisions.

(a) Integration. This Addendum represents the entire agreement and understanding between the parties as to the subject matter herein and supersede all prior or contemporaneous agreements and provisions in other agreements related to severance benefits, whether written or oral. With respect to any conflict between this Addendum and the Offer Letter or any other employment related agreement, this Addendum shall prevail. For the avoidance of doubt, this Addendum does not change your employment at-will status.

(b) Choice of Law. The validity, interpretation, construction and performance of this Addendum shall be governed by the internal substantive laws, but not the conflicts of law rules, of the State of California.

(c) Employment Taxes. All payments made pursuant to this Addendum shall be subject to withholding of applicable income and employment taxes.

(d) Non-Publication. The parties mutually agree not to disclose the terms of this Addendum except to the extent that disclosure is mandated by applicable law, standard or required corporate reporting, or disclosure is made to the parties’ respective advisors and agents (e.g., attorneys, accountants) or immediate family members.

IN WITNESS WHEREOF, each of the parties has executed this Addendum, in the case of Company by its duly authorized officer, as of the day and year first above written.

CONNECT BIOPHARM LLC:	EXECUTIVE:

/s/ Zheng Wei	/s/ Selwyn Ho
(Signature)	(Signature)
By: Zheng Wei	By: Selwyn Ho
Title: CEO	Title: Managing Director, Artemis Catalyst Ltd.
Date: 1/19/2021	Date: 1/19/2021

APPENDIX A

The following definitions shall be in effect under the severance benefits letter:

(a) Base Salary. “Base Salary” means your annual base salary as in effect during the last regularly scheduled payroll period immediately preceding the effective date of your termination without Cause or due to a Constructive Termination.

(b) Board. “Board” means the Board of Directors of Company.

(c) Cause. “Cause” shall have the meaning given to such term in the Stock Incentive Plan.

(d) Change in Control. “Change in Control” shall have the meaning given to such term in the Stock Incentive Plan.

(e) COBRA. “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(f) Code. “Code” means the Internal Revenue Code of 1986, as amended.

(g) Constructive Termination. “Constructive Termination” means your voluntary resignation following (A) a change in your position with the Company (or Parent or its subsidiary or affiliate employing you) which materially reduces your duties and responsibilities or authority at the Company, or (B) a reduction in your level of compensation (including base salary, fringe benefits and target bonus under any corporate performance based bonus or incentive programs) except for across-the-board salary reductions similarly affecting all or substantially all similarly situated employees of Company due to the financial condition of the Company, provided and only if such change or reduction is effected by the Company without your consent and provided further that you provide written notice to Company within thirty (30) days of the date of such change or reduction and Company fails to cure such change or reduction within thirty (30) days thereafter, or (C) following your relocation to the United States as described in the Offer Letter, a change in your principal office to a location more than twenty-give (25) miles from the Connect office location in San Diego, CA, provided such location also results in an increase your one-way commute by more than fifty (50) miles.

(h) Corporate Transaction. “Corporate Transaction” shall have the meaning given to such term in the Stock Incentive Plan.

(i) Parent. “Parent” shall mean Connect Biopharma Holdings Limited.

(j) Relevant Period. “Relevant Period” shall mean the period beginning two (2) months prior to the effective date of a Change in Control or Corporate Transaction and ending twelve (12) months after the effective date of a Change in Control or Corporate Transaction.

(k) Section 409A. “Section 409A” shall mean Section 409A of the Code.

(l) Stock Incentive Plan. “Stock Incentive Plan” shall mean Parent’s 2019 Stock Incentive Plan, as amended from time-to-time.

(m) Termination Date. “Termination Date” shall mean the effective date of any notice of termination delivered by one party to the other hereunder.